EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	March 31, 2016

Income before provision for income taxes and fixed charges (Note A)	$145,317,596

Fixed charges:
Interest on long-term debt	$44,348,486
Interest on short-term debt	254,778
Other interest	1,082,630
Rental expense representative of an interest factor (Note B)	9,980,766

Total fixed charges	$55,666,660

Ratio of earnings to fixed charges	2.61	x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).